THE ALGER PORTFOLIOS
360 Park Avenue South
New York, New York  10010

August 21, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Kim Browning

Re:                             The Alger Portfolios (File Nos.: 811-5550, 33-21722)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Portfolios (the “Trust”), on or about August 28, 2017 we plan to file with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(b)(1) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 57 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will relate to the Post-Effective Amendment to the Registration Statement filed with the SEC on June 29, 2017 that was designated Post-Effective Amendment No. 55, but which should have been designated Post-Effective Amendment No. 56 (the “June 29 Filing”).  The Trust’s XBRL filing filed with the SEC on May 17, 2017 was properly designated Post-Effective Amendment No. 55.  The June 29 Filing was made pursuant to Rule 485(a)(1) under the Securities Act to change the name of “Alger SMid Cap Growth Portfolio” (the “SMid Cap Portfolio”) to “Alger SMid Cap Focus Portfolio, and to respond to the comments of the staff (“Staff”) of the SEC on Post-Effective Amendment No. 54 to the Registration Statement, filed with the SEC on March 1, 2017.

The Amendment will be filed in order to (i) reflect the comments of the Staff of the SEC on the June 29 Filing, as discussed below, (ii) file the consent of the Trust’s independent registered public accounting firm and (iii) make certain other non-material revisions.  The prospectus offering retail classes of shares (the “Retail Prospectus”), prospectus offering institutional classes of shares (the “Institutional Prospectus”) and statement of additional information (“SAI”) included in the Amendment will be marked to show changes from the SMid Cap Portfolio’s Class I-2 Prospectus, the Trust’s Class S Prospectus and SAI included in the June 29 Filing.

Comments were provided on the June 29 Filing by telephone to Tina Payne, Christopher Ullman, and me by Kim Browning of the Staff on August 10, 2017.  For the convenience of the Staff, comments have been restated below in their entirety, and the Trust’s response follows each comment.  We have considered comments made by the Staff with respect to one section of the June 29 Filing as applicable to similar disclosure elsewhere in the June 29 Filing.  Comments given on the Retail Prospectus were considered as applicable to the Institutional Prospectus.  Comments made by the Staff with respect to one series of the Trust (each, a “Fund” and collectively, the “Funds”) were considered as applicable to other Funds.  Capitalized terms used but not defined herein have the meanings assigned to them in the June 29 Filing.

GENERAL

1.                                      Staff Comment:   The Staff noted that the names of the series and tickers in EDGAR should be updated to reflect the name change from “Alger SMid Cap Growth Portfolio” to “Alger SMid Cap Focus Portfolio.”

Response:  The SMid Cap Portfolio’s name will be updated in EDGAR as requested.

2.                                      Staff Comment:   The Staff stated that we should consider noting in the prospectus that the name of the SMid Cap Portfolio changed from “Alger SMid Cap Growth Portfolio” to “Alger SMid Cap Focus Portfolio.”

Response:  The SMid Cap Portfolio’s name change was communicated to all shareholders sixty days in advance of the change.  Additionally, the name change is reflected in the Performance section of the SMid Cap Portfolio’s summary prospectus, and in a number of places in the SAI.  The following language has been added at the end of the first paragraph in the Performance section of the SMid Cap Portfolio’s summary prospectus:

Prior to August 30, 2017, the Portfolio followed different investment strategies under the name “Alger SMid Cap Growth Portfolio” and prior to March 1, 2017 was managed by different portfolio managers.  Accordingly, performance prior to those dates does not reflect the Fund’s current investment strategies and investment personnel.

3.                                      Staff Comment:  The Staff noted that certain numbers and the name of the auditor were missing from the June 29 Filing and should be included.

Response:  We confirm that all brackets and/or blanks will be filled in so that the prospectuses and SAI to be filed on August 28, 2017 as part of the Amendment will be complete.

4.                                      Staff Comment:   The Staff requested that we file a response as correspondence via EDGAR, responding to the comments we received regarding the June 29 Filing, at least two days before filing the Amendment.

Response:  We are filing this response letter via EDGAR, responding to the comments we received on August 10, 2017.

RETAIL PROSPECTUS

Summary Prospectus Sections

Fund Fees and Expenses—All Share Classes

5.                                      Staff Comment:   The Prospectus states that certain Portfolios can leverage.  Please confirm supplementally that any costs of leveraging are reflected in the Portfolio’s fee and expense table.

Response:  We confirm that any costs related to leveraging by the Portfolio are included in the Portfolio’s “Other Expenses” line item in its respective fee and expense table.

6.                                      Staff Comment:   The Staff requested that we explain supplementally where the administration fee noted under the heading “Administrator” is reflected in a Portfolio’s fee and expense table.

Response:  The administration fee is reflected in each Portfolio’s “Other Expenses” line item in its respective fee and expense table.

7.                                      Staff Comment:  With respect to certainPortfolios, the Prospectus discloses that the Portfolio is subject to a contractual fee waiver/expense reimbursement arrangement (each, a “fee waiver”) with the Adviser.  Please confirm supplementally that any such fee waiver is reflected in the applicable Portfolio’s expense example only for the one-year period that the contractual fee waiver is in effect.

Response:  We confirm that each such fee waiver is reflected in the applicable Portfolio’s expense example only for the one-year period that the contractual fee waiver is in effect.  The following language will be added to the expense example disclosure in the Amendment:

The one-year example and the first year of the three-, five- and ten-years examples are based on net operating expenses, which reflect the expense limitation by Fred Alger Management, Inc.

8.                                      Staff Comment:  For those Portfolios that are subject to fee waivers, the footnote to the fee table relating to the fee waiver should be revised.  It is not clear that the Adviser can only recoup advisory fees it has waived during the one-year period that the contractual fee waiver is in effect.  In addition, the disclosure allows for the possibility that the Adviser may raise the expense cap in subsequent years above the current expense ratio so that it can recapture waived fees.  Note that a Portfolio’s prior year expenses can be recaptured by the Adviser only if the Portfolio’s current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.  See 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.  The footnote should state that the Adviser will recoup waived fees only if the Portfolio’s payment of such waived fees to the Adviser does not cause the Portfolio’s expense ratio to exceed the expense cap that was in place both at the time the Adviser waived the fees and at the time that the Adviser recoups the waived fees.  Please change the “or” in the following sentence to “and”:

Fred Alger Management, Inc. may recoup reimbursed expenses during the one-year term of the expense reimbursement contract if the expense ratio falls below the lower of the stated limitation at the time of the reimbursement or at the time of recoupment.

Response:  The referenced sentence in the footnote to the fee table will be revised as follows:

Fred Alger Management, Inc. may, during the one-year term of the expense reimbursement contract, recoup any expenses waived or reimbursed pursuant to the expense reimbursement contract to the extent that such recoupment would not cause the expense ratio to exceed the lesser of the stated limitation in effect at the time of (i) the waiver or reimbursement and (ii) the recoupment.

Portfolio Turnover

9.                                      Staff Comment:   Please include high portfolio turnover as both a principal strategy and risk of a Portfolio in the information in response to Item 4 of Form N-1A (“Item 4 Information”) if it is a principal strategy and risk of a Portfolio.

Response:  The Amendment will include high portfolio turnover as both a principal strategy and principal risk of each Portfolio with a portfolio turnover rate exceeding 100%.  Each such Portfolio’s disclosure regarding principal strategies will include the following:

The Portfolio’s portfolio manager(s) may sell a stock when it reaches a target price, it fails to perform as expected, or other opportunities appear more attractive.  As a result, the Portfolio may engage in active trading of portfolio securities.

In addition, each such Portfolio’s disclosure regarding principal risks will include the following:

Portfolio Turnover Risk — the Portfolio may engage in active trading, which could produce higher transaction costs.

Principal Investment Strategy

10.                               Staff Comment:  With respect to the SMid Cap Portfolio, the Prospectus states that Weatherbie Capital, LLC (“Weatherbie”), an affiliate of Fred Alger Management, Inc., invests in Foundation growth stocks.  The Prospectus explains that “Foundation growth stocks are companies that Weatherbie believes demonstrate both strong earnings growth and high investment quality.”  Please explain in plain English what “high investment quality” means, and how it is determined.

Response:  The sentence will be revised in the Amendment as follows:

Foundation growth stocks are companies led by experienced management teams, with innovative business models and the potential for high sales and earnings growth.

11.                               Staff Comment:  The Prospectus states that “Under normal circumstances, the SMid Cap Portfolio invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of smallcap and midcap companies.”  Please state whether this includes foreign securities.  The Staff also requested that if this includes investment in emerging markets securities, the Prospectus say so, and include the risks of investing in emerging markets securities, or, alternatively, that we confirm supplementally that investing in emerging markets securities is not a principal investment strategy of the SMid Cap Portfolio.

Response:  The SMid Cap Portfolio’s investments in equity securities include investments in foreign securities—we note that the last sentence in the section entitled “Principal Investment Strategy” states that “The Portfolio can invest in foreign securities.”  We will add the following sentence after the SMid Cap Portfolio’s 80% policy:

Equity securities include common or preferred stocks that are listed on U.S. or foreign exchanges.

We confirm that investment in emerging markets securities is not a principal investment strategy of the SMid Cap Portfolio.  As of July 28, 2017, the SMid Cap Portfolio had only 7.3% of its gross exposure in non-U.S. securities, none of which were emerging markets securities.

Principal Investment Strategy

12.                               Staff Comment:  Please confirm that all of the investment strategies and risks included in the section of the Prospectus that provides Item 4 Information are included in the section of the Prospectus that provides information in response to Item 9 of Form N-1A (“Item 9 Information”).

Response:  The Item 4 Information is particular to each series’ summary prospectus, while the Item 9 Information is common to multiple series of the Trust.  We confirm that, with respect to each Portfolio, all of the investment strategies and risks included in the Item 4 Information will be included in the Item 9 Information in the Amendment.  The Item 9 Information will be revised in the Amendment to indicate which of the investment strategies and risks included in the Item 9 Information are applicable to each series.  In addition, the Item 9 Information will be revised in the Amendment to delete any disclosure about an investment strategy that currently is not an investment strategy of any Portfolio.

13.                               Staff Comment:  The Prospectus states that “Under normal circumstances, the SMid Cap Portfolio invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of smallcap and midcap companies.”  Please define what equity securities are.  The definition can be included in the Item 9 Information.  The Staff also questioned whether investment in securities traded in the over-the-counter markets was a principal strategy of the SMid Cap Portfolio.

Response:  The definition of what the SMid Cap Portfolio considers to be equity securities for purposes of its 80% investment policy will be included in response to Item 9.  Investment in securities traded in the over-the-counter markets is not a principal strategy of the Portfolio.  The first sentence in the section entitled “Additional Information About the Portfolio’s Investment Strategies and Investments—Principal Investment Strategies and Related Risks” in the Item 9 information will be replaced in the Amendment with the following:

The Portfolio’s investments in equity securities are primarily in common or preferred stocks, but its equity investments also may include securities convertible into or exchangeable for equity securities (including warrants and rights) and depositary receipts.  The Portfolio invests primarily in companies whose securities are traded on U.S. exchanges.

14.                               Staff Comment:    Please specify under what circumstances a Portfolio sells stocks.  Please include this disclosure in the Item 4 Information.

Response:  With respect to each Fund, the following paragraph was added to the section entitled “Principal Investment Strategy” in the Amendment:

The Portfolio’s portfolio manager(s) may sell a stock when it reaches a target price, it fails to perform as expected, or other opportunities appear more attractive.

Principal Risks

15.                               Staff Comment:   The Staff noted that the section entitled “Principal Risks” for the SMid Cap Portfolio begins with an entry entitled “Equity Securities Risk” that states that the money invested in the Fund could be lost.  The Staff noted that the loss of a shareholder’s investment could result from investments other than equity securities, and suggested that we consider including this language in an introductory paragraph to the risk section, as required by Form N-1A.

Response:  With respect to each Portfolio, the following disclosure will be added to the beginning of the section entitled “Principal Risks” in the Amendment:

An investment in the Portfolio involves risks.  The Portfolio’s share price may go down, which means you could lose money.

Investment Risk — An investment in the Portfolio is subject to investment risk, including the possible loss of the entire principal amount that you invest.

Market Risk - Your investment in Portfolio shares represents an indirect investment in the securities owned by the Portfolio.  The value of these securities, like other investments, may move up or down, sometimes rapidly and unpredictably.  Your Portfolio shares at any point in time may be worth less than what you invested, even after taking into account the reinvestment of Fund dividends and distributions.

16.                               Staff Comment:  The Staff noted that disclosure under the heading “Principal Risks” stated that “The following risks may also apply.”  The Staff suggested that this language be revised because, for example, small and mid cap securities risk does apply to an investment in the SMid Cap Portfolio.  The Staff noted that the entire sentence was not necessary and could possibly be misleading as all principal risks of the Fund should be described in this section.

Response:  The referenced sentence will be deleted in the Amendment.

Statutory Prospectus Sections

Hypothetical Investment and Expense Information

17.                               Staff Comment:  The Staff noted that this information should not be included in the Item 9 section of the Prospectus.  The Staff thought it was confusing that some of the Item 9 information was before the Hypothetical Investment and Expense Information, and some was after.  The Staff suggested moving this section elsewhere in the statutory prospectus.

Response:  The Hypothetical Investment and Expense Information section has been moved in the Amendment to precede the section entitled “Financial Highlights.”

Additional Information About the Funds’ Investment Strategies and Investments

18.                               Staff Comment:  The Staff suggested that we make clear in this combined section whether we are referring to a single Portfolio or to multiple Portfolios.

Response:  The Amendment will include multi-Fund prospectuses, and the language will be clear as to which Portfolios are referenced.

19.                               Staff Comment:  The Staff noted that the information regarding when the portfolio manager will sell a Portfolio’s portfolio holding should be included in response to Item 4.

Response:  With respect to each Fund, the information regarding when the portfolio manager will sell a portfolio holding has been included in response to Item 4 in the Amendment.

20.                               Staff Comment:  The Staff noted that the paragraph entitled “Leverage” states that a “Portfolio can leverage, that is, borrow money to buy additional securities.”  The Staff requested that we note what types of additional securities the Portfolio could buy.  The Staff also requested that we disclose the potential downside of leverage.

Response:  The sentence has been revised as follows:

The Portfolio can leverage, that is, borrow money to buy additional securities consistent with its investment strategy.  By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.  However, leverage also has the potential to magnify any decrease in the value of borrowed securities.

21.                               Staff Comment:  The Staff noted that the paragraph entitled “Illiquid and Restricted Securities” states that the SMid Cap Portfolio can purchase “illiquid” securities, “which include certain restricted securities, including private equity securities, other securities for which there is no readily available market and repurchase agreements with maturities of greater than seven days.”  The Staff requested that we disclose the types of private equity securities in which the SMid Cap Portfolio invests and provide the attendant risks.  The Staff also requested that we provide supplementally the percentage of each Portfolio’s assets that are invested in private placements.  In addition to enhancing the disclosure regarding investments in private equity securities, the Staff requested that we include a separate liquidity risk paragraph.

Response:  The Amendment will reflect certain clarifying changes with respect to the SMid Cap Portfolio’s and any other Portfolio’s investments in privately placed securities.  For any Portfolio for which such securities are a principal strategy, the disclosure included in the section of the Portfolio’s summary prospectus entitled “Principal Investment Strategy” will be revised in the Amendment as follows:

The Portfolio can also invest in privately placed securities, which are securities acquired in non-public offerings for which there is no readily available market.

In addition, for any such Portfolio, the disclosure included in section of the Portfolio’s summary prospectus entitled “Principal Risks” will be revised in the Amendment as follows:

Privately Placed Securities Risk — a private placement is an offering of a company’s securities that is not registered with the SEC and is not offered to the public.  Less information may be available about companies that make private placements than about publicly offered companies and such companies may not be subject to the disclosure and other investor protection requirements that would be applicable if their securities were publicly traded.  The sale or transfer of privately placed securities may be limited or prohibited by contract or law and such investments are generally considered to be illiquid.  Private placed securities are generally fair valued as they are not traded frequently.  The Portfolio may be required to hold such positions for several years, if not longer, regardless of valuation, which may cause the Portfolio to be less liquid.

The section of the statutory prospectus entitled “Additional Information About the Portfolios’ Investment Strategies and Investments—Principal Investment Strategies and Related Risks—Illiquid and Restricted Securities” will be replaced with the following two sections:

Illiquid Investments

Alger SMid Cap Focus Portfolio invest in illiquid investments.  Illiquid investments are investments that the Fund cannot sell within seven days at approximately current value.  If the Portfolio holds illiquid investments it may be unable to quickly sell them or may be able to sell them only at a price below current value.  Illiquid investments may be more difficult to value.

Restricted Securities

Alger SMid Cap Focus Portfolio  invest in restricted securities (i.e., securities which are subject to legal or contractual restrictions on their resale), including restricted securities governed by Rule 144A under the Securities Act of 1933, as amended.  Each Portfolio may not invest more than 15% of its net assets in “illiquid” securities, which include certain restricted securities, including privately placed securities, other securities for which there is no readily available market and repurchase agreements with maturities of greater than seven days; however, restricted securities that are determined by the Board of Trustees of the Trust to be liquid are not subject to this limitation.

As of August 10, 2017, the following percentages of the Portfolio’s net assets were invested in illiquid securities, all of which were privately placed securities:

The Alger Portfolios

ALGER CAPITAL APPRECIATION PORTFOLIO	0.4775%
ALGER SMALL CAP GROWTH PORTFOLIO	1.5734%
ALGER MIDCAP GROWTH PORTFOLIO	2.3674%
ALGER SMIDCAP GROWTH PORTFOLIO	3.7926%
ALGER LARGE CAP GROWTH PORTFOLIO	0.6406%
ALGER GROWTH & INCOME PORTFOLIO	0.0000%
ALGER BALANCED PORTFOLIO	0.0000%

—Other Applicable Risks

22.                               Staff Comment:  The Staff suggested that we modify the heading “Other Applicable Risks,” as it does not conform to the requirements of Form N-1A.

Response:  The heading will be removed in the Amendment.

Shareholder Information

23.                               Staff Comment:   The Staff asked that in the second sentence in the paragraph under the heading “Purchasing and Redeeming Shares,” we change the word “accepts” to “receives”:

Ordinarily, the Portfolio will issue a redemption check within seven days after the Transfer Agent accepts a redemption request.

The Staff cited Rule 22c-1 under the Investment Company Act of 1940, as amended, which states that a Portfolio, its transfer agent or distributor may not “sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security….”

Response:  The disclosure will be revised as follows in the Amendment:

Ordinarily, the Portfolio will issue a redemption check within seven days after the Transfer Agent receives a redemption request in good order.  “In good order” refers to satisfaction of requirements in “Shareholder Information” beginning on page A-1 of this Prospectus and any applicable conditions in “Purchases” and “Redemptions” in the SAI.

24.                               Staff Comment:   The Staff requested that the information regarding redemption in kind be a separate paragraph, and include the risks a shareholder bears when a Portfolio redeems his or her shares in kind, including that the shareholder bears market risk and the cost of sale, and that if the shareholder is given illiquid securities, there is no readily available market for such securities.

Response:  We will revise this section as noted below. The Portfolios’ In-Kind Redemption Procedures allow a Portfolio to vary from a pro-rata distribution in order to avoid giving the shareholder restricted securities, so that risk is not included in the disclosure.

Orders will be processed at the NAV next calculated after the purchase or redemption request is received in good order by the Transfer Agent or other agent appointed by the Distributor.  Ordinarily, the Portfolio will issue a redemption check within seven days after the Transfer Agent receives a redemption request in good order.  “In good order” refers to satisfaction of requirements in “Shareholder Information” of this Prospectus and any applicable conditions in “Purchases” and “Redemptions” in the SAI.  Payment may be postponed in cases where the SEC declares an emergency or normal trading is halted.  The Transfer Agent or the Portfolio may reject any purchase order.  Share certificates are not issued for shares of the Portfolio.

Under normal circumstances, each Portfolio expects to meet redemption requests by using cash or cash equivalents in its portfolio and/or selling portfolio assets to generate cash.  A Portfolio also may pay redemption proceeds using cash obtained through borrowing arrangements that may be available from time to time.

Each Portfolio may pay all or a portion of your redemption proceeds in securities rather than cash (i.e., “redeem in kind”) if, for example, the redemption request is during stressed market conditions or the Portfolio believes that a cash redemption may have a substantial impact on the Portfolio and its remaining shareholders.  A shareholder who receives a redemption in kind bears the market risk of the securities until they are converted into cash, in transactions conducted at the shareholder’s expense.

*     *     *     *     *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff’s comments.  Should members of the Staff have any questions or comments regarding the Amendment, please contact me at 212.806.8833 or lmoss@alger.com.  We would be happy to incorporate any additional comments before we file the Amendment.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:                                Lauren Connolly, Esq.

Hal Liebes, Esq.

Tina Payne, Esq.

Christopher Ullman, Esq.